Exhibit 99.1

Pembina Pipeline Corporation Files 2022 Year-End Disclosure Documents

CALGARY, Alberta--(BUSINESS WIRE)--February 24, 2023--Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) has filed its audited consolidated financial statements for the year ended December 31, 2022, related management's discussion, and analysis and its annual information form for the year ended December 31, 2022 with Canadian securities regulatory authorities. Pembina has also filed its Form 40-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission.

Copies of the filed documents are available at www.sedar.com, www.sec.gov (for the Form 40-F) and in the Investors section of our website at www.pembina.com. Shareholders may also request a printed copy of the audited consolidated financial statements and related management’s discussion and analysis free of charge by contacting Investor Relations at investor-relations@pembina.com or 1-855-880-7404.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Contacts

For further information:
Investor Relations
(403) 231-3156 | 1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com